May 21, 2013
Via EDGAR and Federal Express

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Sharon M. Blume

Re:	Wintrust Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-35077
Ladies and Gentlemen:

On behalf of Wintrust Financial Corporation (“the “Company” or “Wintrust”), I am writing in response to the comments contained in the comment letter dated May 9, 2013 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”). For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to Sharon M. Blume.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our response.

Form 10-K for the Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-Performing Assets, excluding covered assets, page 72

1.
We note your presentation of non-performing loans and the disclosure on page 83 that non-accrual restructured loans are included in total non-performing loans. Please tell us and revise future filings to clearly identify all troubled debt restructured loan balances within the body of the table pursuant to Item III C of Guide III.

We propose to revise our disclosure within the body of the table on page 72 pursuant to Item III C of Guide III in response to the Staff’s comment. The revised disclosure, drafted as if presented for the period ended December 31, 2012, is attached as Exhibit 1 and includes a separate line titled “Troubled debt restructurings performing under the contractual terms of the loan agreement”, which discloses loans that are classified as troubled debt restructured loans (“TDRs”), and not included within the “Loans past due greater than 90 days and still accruing” and “Non-accrual loans” categories disclosed within the table. Additionally, separate footnotes to the table are included to disclose (1) TDRs past due greater than 90 days and still accruing, and (2) TDRs accounted for on a non-accrual basis, for all periods presented. The Company undertakes to include such revised disclosure in its future filings.

Restructured Loans, page 83

2.
Please tell us and expand the detail of restructured loans on page 83 to clearly identify in future filings both accruing and non-accruing troubled debt restructured loans by loan category. In addition, tell us and clearly identify troubled debt restructured loans in the Restructured loans Rollforward appearing on page 84 in future filings.

The Company proposes to revise its disclosure in response to the Staff’s comment. Please note that all disclosures under the headings “Restructured Loans” on page 83 and “Restructured Loans Rollforward” on page 84 relate to troubled debt restructured loans. The revised disclosure, drafted as if presented for the period ended December 31, 2012, is attached as Exhibit 2. The Company undertakes to include such revised disclosures in its future filings.

3.
We note you removed approximately $7.0 million of loans from TDR classification during 2012 per your TDR policy. Please tell us and revise your future filings to clarify whether you continue to measure impairment on these loans using ASC 310-10 once the TDR classification is removed.

For loans removed from TDR classification, the Company measured impairment based upon ASC 450 subsequent to the removal of the TDR classification. However, in future periods, impairment on loans removed from TDR classification will be measured using ASC 310-10.
We have reviewed all loans previously removed from TDR classification and determined that the measurement of impairment under ASC 450 for these loans actually resulted in an approximately $50,000 higher allowance for loan losses than required under ASC 310-10 as of December 31, 2012. The Company considers this difference immaterial to its consolidated financial statements.
As noted above, in future periods, the Company undertakes to measure impairment on loans removed from TDR classification in accordance with ASC 310-10. The Company will also revise its future filings to clarify this methodology. The revised disclosure, which the Company proposes to disclose in Note 5 (“Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans”) and drafted as if presented for the period ended December 31, 2012, is attached as Exhibit 3.

4.
You disclose that each restructured loan was reviewed for impairment at December 31, 2012 and approximately $2.2 million of impairment was present and appropriately reserved for through the company’s normal reserving methodology in the company’s allowance for loan losses. Please tell us and expand the disclosure in future filings to indicate the amount of the company’s allowance for loan losses related to troubled debt restructurings. In addition, state whether the company was committed to lend additional funds to borrowers with troubled debt restructured loans.

At December 31, 2012, the Company was committed to lend additional funds to borrowers totaling $3.9 million under the contractual terms of TDRs. The Company proposes to revise its disclosure in response to the Staff’s comment. Please note that all disclosures under the headings “Restructured Loans” on page 83 and “Restructured Loans Rollforward” on page 84 relate to troubled debt restructured loans. The revised disclosure, drafted as if presented for the period ended December 31, 2012, is attached as Exhibit 2, which also includes expanded disclosure for the commitments to lend additional funds to borrowers with troubled debt restructured loans. The Company undertakes to include such revised disclosures in its future filings

5.
Please tell us whether you have re-modified any TDRs during the periods presented. If so, describe the types of re-modifications made, quantify the related amounts and describe your accounting policies. Specifically tell us how you determine whether any re-modifications are TDRs.

During the periods presented, TDRs were re-modified subsequent to the initial TDR classification. Of the $271.0 million of TDR additions for the periods presented, $132.9 million were re-modified in periods subsequent to the initial TDR classification and all such re-modified loans remained classified as a TDR at the time of the re-modification. The types of these re-modifications include reductions of the loan interest rate, extension of the maturity date and the related terms that may be considered below market, and/or modifications in principal payments.
The Company reviews re-modifications of TDRs in the same manner as if the loan was not previously classified as a TDR. A re-modification of a TDR must be reviewed for continued TDR classification. These re-modifications are determined to remain a TDR if both (1) the borrower is experiencing financial difficulty and (2) for economic or legal reasons, the bank grants a concession to a borrower that it would not otherwise consider. The presumption during the review of these re-modifications is the loan will remain classified as a TDR as (1) the borrower was previously determined to be experiencing financial difficulties and (2) the bank previously granted a concession. At the time of re-modification the TDR classification will only be removed if the borrower has been in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) and the modified interest rate represented a market rate at the time of a restructuring. Additionally, before removing a loan from TDR classification, a review of the current or previously measured impairment on the loan and any concerns related to future performance by the borrower is conducted.
The Company will revise its future filings to clarify the removal of TDR classification resulting from the re-modification of such loans. The revised disclosure, which the Company proposes to disclose in Note 5 (“Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans”) and drafted as if presented for the period ended December 31, 2012, is attached as Exhibit 3.

Item 8. Financial Statements and Supplementary Data
Financial Statements
Note (1) Summary of Significant Accounting Policies
Federal Home Loan Bank and Federal Reserve Bank Stock, page 98

6.	Please tell us and expand future filings to include your impairment policy with regard to Federal Home Loan Bank and Federal Reserve Bank Stock.

In response to the Staff’s comment, the Company undertakes to include additional disclosure in its future filings to address its impairment policy with regard to Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) Stock.  The new disclosure, drafted as if presented for the period ended December 31, 2012, is as follows:
“The Company is required to maintain an investment in FRB and FHLB stock as a member of both the Federal Reserve System and the FHLB. FRB and FHLB Stock investments are “restricted” in that they can only be sold back to the respective institutions or another member institution at par. Therefore, they are less liquid than other marketable equity securities and their fair value approximates cost.
The Company reviews the FRB and FHLB stock for impairment on a quarterly basis, including but not limited to, consideration of the issuer’s operating performance, its liquidity and funding position, as well as the impact of legislative and regulatory changes on institutions and the customer base of the FHLB. Further, the Company noted that the FHLB of Chicago initiated tender offers for certain of its shares during 2012, whereby the FHLB would repurchase its shares at par. After evaluating all of these considerations, the Company believes the cost of the FRB and FHLB investments will be recovered and no impairment has been recorded on these securities during 2012, 2011, or 2010, respectively.”

Note (5) Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans

Restructured Loans, page 117

7.
We note your approach to restructuring loans is built on your credit risk rating system. We further note you consider that borrowers whose credit risk rating is five or better are not experiencing financial difficulties and therefore, are not considered TDRs. Please provide us additional detail regarding the specific factors for each rating that provide evidence of borrower financial difficulty or lack thereof, that you used to support your determination of whether TDR classification was required.

As noted by the Staff, the Company’s approach to evaluating troubled debt restructured loans is built on our credit risk rating system which requires credit management personnel to assign a credit risk rating to each loan at the time of each modification. The structure of our credit risk rating system and certain factors differentiating each rating, including asset quality, liquidity, leverage capacity and loss potential are disclosed on page 70 of the Company’s 2012 10-K.
In addition to the criteria disclosed in the Company’s 2012 10-K, there are other specific factors that are evaluated in determining the risk rating of a relationship. These factors include the interest and debt coverage specific to the borrower, the borrower’s debt service coverage as compared to its peer group and the level of relationship monitoring required by management. The following table presents the benchmarks for these factors along with the corresponding credit risk rating.

1 Rating	—	Interest and Debt Coverage	Substantial excess debt coverage
		Debt Coverage vs Peer Group	Debt service coverage substantially in excess of comparable companies/properties

		Monitoring Requirements	Virtually no need

2 Rating	—	Interest and Debt Coverage	Very comfortable interest and debt coverage
		Debt Coverage vs Peer Group	Debt service coverage well in excess of comparable companies/properties

		Monitoring Requirements	Low monitoring requirements

3 Rating	—	Interest and Debt Coverage	Satisfactory interest and debt coverage, prone to some fluctuation
		Debt Coverage vs Peer Group	Debt service coverage in excess of comparable companies/properties

		Monitoring Requirements	Reasonable level of monitoring to ensure continuing credit quality

4 Rating	—	Interest and Debt Coverage	Generally acceptable coverage, some concern about future coverage
		Debt Coverage vs Peer Group	Debt service coverage similar to comparable companies/properties. Typically debt service coverage would be 1.2x or greater

		Monitoring Requirements	Close supervision required

5 Rating	—	Interest and Debt Coverage	Somewhat erratic, weak coverage. Concern about future coverage if trends continue
		Debt Coverage vs Peer Group	Current and/or projected debt service coverage marginally below comparable companies/properties

		Monitoring Requirements	Management supervision required

6 Rating	—	Interest and Debt Coverage	Coverage levels exhibit risks which have increased beyond that at which the loan originally would have been granted
		Debt Coverage vs Peer Group	Current and projected debt service coverage substantially below comparable companies/properties

		Monitoring Requirements	Close management supervision required

7 Rating	—	Interest and Debt Coverage	Inadequately protected by the current net worth and paying capacity of the obligor or collateral pledged
		Debt Coverage vs Peer Group	Current and projected debt service coverage substantially below comparable companies/properties

		Monitoring Requirements	Close management supervision required

8 Rating	—	Interest and Debt Coverage	Borrower is unable to pay obligation without forced liquidation of collateral
		Debt Coverage vs Peer Group	Borrower no longer demonstrates an ability to keep the loan current under contractual terms

		Monitoring Requirements	Close management supervision required

9 Rating	—	Interest and Debt Coverage	Full collection of obligation is highly improbable
		Debt Coverage vs Peer Group	Borrower no longer demonstrates an ability to keep the loan current under contractual terms

		Monitoring Requirements	Close management supervision required

10 Rating	—	Loans included in this category are considered fully uncollectible.

Based on the criteria presented in the tables above, Management has determined that a borrower relationship exhibiting the characteristics of a six (or worse) credit risk rating exemplifies evidence of financial difficulty. For a relationship to become rated a six credit risk rating, it must exhibit weak asset quality, have coverage ratios that are substantially below comparable relationships and carry risks beyond its original acceptable threshold. Additionally, the relationship also requires close management supervision. Management has determined that these characteristics, which are not present in relationships credit risk rated five or better, provide evidence of a borrower experiencing financial difficulty.
Management believes that a relationship demonstrating the qualities corresponding to loans credit risk rated five or better do not support evidence of borrower financial difficulty. Relationships that are credit risk rated one through five include borrowers that range from having superior asset quality along with excess coverage ratios and virtually no concern necessary with respect to monitoring or loss potential, to those deemed to have generally acceptable asset quality, associated risks which are not beyond those preventing a new loan to be granted and do not require close management supervision.
************
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me directly at (847) 939-9005. My fax number is (866)-353-0935, and my email address is dstoehr@wintrust.com.
Sincerely,
/s/ David L. Stoehr
David L. Stoehr
Executive Vice President and
Chief Financial Officer

Exhibit 1
Non-Performing Assets, excluding covered assets
The following table sets forth Wintrust’s non-performing assets and troubled debt restructurings performing under the contractual terms of the loan agreement, excluding covered assets, and loans acquired with credit quality deterioration since origination, as of the dates shown:

(Dollars in thousands)	2012	2011	2010	2009	2008
Loans past due greater than 90 days and still accruing (1):
Commercial	$—	$—	$478	$561	$65
Commercial real-estate	—	—	—	—	14,588
Home equity	100	—	—	—	617
Residential real-estate	—	—	—	412	—
Premium finance receivables – commercial	10,008	5,281	8,096	6,271	9,339
Premium finance receivables – life insurance	—	—	—	—	—
Indirect consumer	189	314	318	461	679
Consumer and other	32	—	1	95	97
Total loans past due greater than 90 days and still accruing	10,329	5,595	8,893	7,800	25,385
Non-accrual loans (2):
Commercial	21,737	19,018	16,382	16,509	8,651
Commercial real-estate	49,973	66,508	93,963	80,639	83,147
Home equity	13,423	14,164	7,425	8,883	828
Residential real-estate	11,728	6,619	6,085	3,779	5,700
Premium finance receivables – commercial	9,302	7,755	8,587	11,878	11,454
Premium finance receivables – life insurance	25	54	180	704	—
Indirect consumer	55	138	191	995	913
Consumer and other	1,511	233	252	617	16
Total non-accrual loans	107,754	114,489	133,065	124,004	110,709
Total non-performing loans:
Commercial	21,737	19,018	16,860	17,070	8,716
Commercial real-estate	49,973	66,508	93,963	80,639	97,735
Home equity	13,523	14,164	7,425	8,883	1,445
Residential real-estate	11,728	6,619	6,085	4,191	5,700
Premium finance receivables – commercial	19,310	13,036	16,683	18,149	20,793
Premium finance receivables – life insurance	25	54	180	704	—
Indirect consumer	244	452	509	1,456	1,592
Consumer and other	1,543	233	253	712	113
Total non-performing loans	$118,083	$120,084	$141,958	$131,804	$136,094
Other real estate owned	56,174	79,093	71,214	80,163	32,572
Other real estate owned – obtained in acquisition	6,717	7,430	—	—	—
Total non-performing assets	$180,974	$206,607	$213,172	$211,967	$168,666
Troubled debt restructurings performing under the contractual terms of the loan agreement	$106,119	$119,920	$81,144	$31,753	$—
Total non-performing loans by category as a percent of its own respective category’s period-end balance:
Commercial	0.75%	0.76%	0.82%	0.98%	0.61%
Commercial real-estate	1.29	1.89	2.81	2.45	2.91
Home equity	1.72	1.64	0.81	0.95	0.16
Residential real-estate	3.19	1.89	1.72	1.37	2.17
Premium finance receivables – commercial	0.97	0.92	1.32	2.49	1.67
Premium finance receivables – life insurance	—	—	0.01	0.06	—
Indirect consumer	0.32	0.70	0.99	1.48	0.90
Consumer and other	1.48	0.19	0.24	0.65	0.07
Total non-performing loans	1.00%	1.14%	1.48%	1.57%	1.79%
Total non-performing assets, as a percentage of total assets	1.03%	1.30%	1.52%	1.74%	1.58%
Allowance for loan losses as a percentage of total non-performing loans	90.91%	91.92%	80.24%	74.56%	51.26%

(1)	As of the dates shown, no troubled debt restructurings were past due greater than 90 days and still accruing interest.

(2)
Non-accrual loans included troubled debt restructurings totaling $20.4 million, $10.6 million, $20.0 million, and $679,000 as of the years ended 2012, 2011, 2010, and 2009, respectively. As of the year ended 2008, there were no non-accrual troubled debt restructurings.

Exhibit 2
Troubled Debt Restructurings (“TDRs”)
At December 31, 2012, the Company had $126.5 million in loans modified in TDRs. The $126.5 million in TDRs represents 165 credit relationships in which economic concessions were granted to certain borrowers to better align the terms of their loans with their current ability to pay. These actions were taken on a case-by-case basis working with these borrowers to find a concession that would assist them in retaining their businesses or their homes and attempt to keep these loans in an accruing status for the Company. Typical concessions include reduction of the loan interest rate to a rate considered lower than market and other modification of terms including forgiveness of all or a portion of the loan balance, extension of the maturity date, and/or modifications from principal and interest payments to interest-only payments for a certain period.
Subsequent to its restructuring, any TDR with a below market rate concession that becomes nonaccrual, will remain classified by the Company as a TDR for its duration and will be included in the Company’s nonperforming loans. Each TDR was reviewed for impairment at December 31, 2012 and approximately $2.2 million of impairment was present and appropriately reserved for through the Company’s normal reserving methodology in the Company’s allowance for loan losses. Additionally, at December 31, 2012, the Company was committed to lend additional funds to borrowers totaling $3.9 million under the contractual terms of TDRs.
The table below presents a summary of TDRs for the respective periods, presented by loan category and accrual status:

	December 31,	December 31,
(Dollars in thousands)	2012	2011
Accruing TDRs:
Commercial	$11,871	$9,270
Commercial real estate	89,906	104,864
Residential real estate and other	4,342	5,786
Total accruing TDRs	$106,119	$119,920
Non-accrual TDRs: (1)
Commercial	$6,124	$1,564
Commercial real estate	12,509	7,932
Residential real estate and other	1,721	1,102
Total non-accrual TDRs	$20,354	$10,598
Total TDRs:
Commercial	$17,995	$10,834
Commercial real estate	102,415	112,796
Residential real estate and other	6,063	6,888
Total TDRs	$126,473	$130,518
Weighted-average contractual interest rate of TDRs	4.11%	4.23%

(1)	Included in total non-performing loans.

TDRs Rollforward
The table below presents a summary of TDRs as of December 31, 2012, 2011 and 2010, and shows the changes in the balance during those periods:

Year Ended December 31, 2012 (Dollars in thousands)	Commercial	Commercial Real-estate	Residential Real-estate and Other	Total
Balance at beginning of period	$10,834	$112,796	$6,888	$130,518
Additions during the period	14,312	56,564	1,672	72,548
Reductions:
Charge-offs	(5,160)	(13,259)	(1,396)	(19,815)
Transferred to OREO	—	(4,096)	(449)	(4,545)
Removal of TDR loan status (1)	(363)	(6,365)	(273)	(7,001)
Payments received	(1,628)	(43,225)	(379)	(45,232)
Balance at period end	$17,995	$102,415	$6,063	$126,473

Year Ended December 31, 2011 (Dollars in thousands)	Commercial	Commercial Real-estate	Residential Real-estate and Other	Total
Balance at beginning of period	$18,028	$81,366	$1,796	$101,190
Additions during the period	6,956	87,656	5,916	100,528
Reductions:
Charge-offs	(5,959)	(16,396)	(753)	(23,108)
Transferred to OREO	—	(8,288)	—	(8,288)
Removal of TDR loan status (1)	(6,588)	(9,537)	—	(16,125)
Payments received	(1,603)	(22,005)	(71)	(23,679)
Balance at period end	$10,834	$112,796	$6,888	$130,518

Year Ended December 31, 2010 (Dollars in thousands)	Commercial	Commercial Real-estate	Residential Real-estate and Other	Total
Balance at beginning of period	$10,946	$21,252	$234	$32,432
Additions during the period	14,916	79,715	3,269	97,900
Reductions:
Charge-offs	—	(5,393)	(35)	(5,428)
Transferred to OREO	(94)	(3,695)	(1,665)	(5,454)
Removal of TDR loan status (1)	(5,726)	(5,000)	(2)	(10,728)
Payments received	(2,014)	(5,513)	(5)	(7,532)
Balance at period end	$18,028	$81,366	$1,796	$101,190

(1)
Loan was previously classified as a TDR and subsequently performed in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) at a modified interest rate which represented a market rate at the time of restructuring. Per our TDR policy, the TDR classification is removed.

Exhibit 3
Troubled Debt Restructurings (“TDRs”)
At December 31, 2012, the Company had $126.5 million in loans modified in TDRs. The $126.5 million in TDRs represents 165 credit relationships in which economic concessions were granted to certain borrowers to better align the terms of their loans with their current ability to pay.
The Company’s approach to restructuring loans, excluding those acquired with evidence of credit quality deterioration since origination, is built on its credit risk rating system which requires credit management personnel to assign a credit risk rating to each loan at the time of each modification. In each case, the loan officer is responsible for recommending a credit risk rating for each loan and ensuring the credit risk ratings are appropriate. These credit risk ratings are then reviewed and approved by the bank’s chief credit officer and/or concurrence credit officer. Credit risk ratings are determined by evaluating a number of factors including a borrower’s financial strength, cash flow coverage, collateral protection and guarantees. The Company’s credit risk rating scale is one through ten with higher scores indicating higher risk. In the case of loans rated six or worse following modification, the Company’s Managed Assets Division evaluates the loan and the credit risk rating and determines that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.
A modification of a loan, excluding those acquired with evidence of credit quality deterioration since origination, with an existing credit risk rating of six or worse or a modification of any other credit, which will result in a restructured credit risk rating of six or worse must be reviewed for TDR classification. In that event, our Managed Assets Division conducts an overall credit and collateral review. A modification of a loan is considered to be a TDR if both (1) the borrower is experiencing financial difficulty and (2) for economic or legal reasons, the bank grants a concession to a borrower that it would not otherwise consider. The modification of a loan, excluding those acquired with evidence of credit quality deterioration since origination, where the credit risk rating is five or better both before and after such modification is not considered to be a TDR. Based on the Company’s credit risk rating system, it considers that borrowers whose credit risk rating is five or better are not experiencing financial difficulties and therefore, are not considered TDRs.
All credits determined to be a TDR will continue to be classified as a TDR in all subsequent periods, unless the borrower has been in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) and the modified interest rate represented a market rate at the time of a restructuring. The Managed Assets Division, in consultation with the respective loan officer, determines whether the modified interest rate represented a current market rate at the time of restructuring. Using knowledge of current market conditions and rates, competitive pricing on recent loan originations, and an assessment of various characteristics of the modified loan (including collateral position and payment history), an appropriate market rate for a new borrower with similar risk is determined. If the modified interest rate meets or exceeds this market rate for a new borrower with similar risk, the modified interest rate represents a market rate at the time of restructuring. Additionally, before removing a loan from TDR classification, a review of the current or previously measured impairment on the loan and any concerns related to future performance by the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review by the Managed Assets Division, the TDR classification is not removed from the loan. Loans classified as TDRs that are re-modified subsequent to the initial determination will continue to be classified as TDRs following the re-modification, unless the requirements for removal from TDR classification discussed above are satisfied at the time of the re-modification.
TDRs are reviewed at the time of modification and on a quarterly basis to determine if a specific reserve is needed. The carrying amount of the loan is compared to the expected payments to be received, discounted at the loan’s original rate, or for collateral dependent loans, to the fair value of the collateral. Any shortfall is recorded as a specific reserve. The Company, in accordance with ASC 310-10, continues to individually measure impairment of these loans after the TDR classification is removed.
Each TDR was reviewed for impairment at December 31, 2012 and approximately $2.2 million of impairment was present and appropriately reserved for through the Company’s normal reserving methodology in the Company’s allowance for loan losses. For TDRs in which impairment is calculated by the present value of future cash flows, the Company records interest income representing the decrease in impairment resulting from the passage of time during the respective period, which differs from interest income from contractually required interest on these specific loans. For the year-ended December 31, 2012, the Company recorded $1.3 million in interest income representing this decrease in impairment.